MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE PERIOD ENDED MARCH 31, 2020

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the condensed consolidated interim financial statements of Endeavour Silver Corp. ("Endeavour" or "the Company") for the three months ended March 31, 2020 and the related notes contained therein, which were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). In addition, the following should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2019 and the related MD&A. The Company uses certain non-IFRS financial measures in this MD&A as described under "Non-IFRS Measures". Additional information relating to the Company, including the most recent Annual Information Form (the "Annual Information Form"), is available on SEDAR at www.sedar.com, and the Company's most recent annual report on Form 40-F has been filed with the U.S. Securities and Exchange Commission (the "SEC"). This MD&A contains "forward-looking statements" that are subject to risk factors set out in a cautionary note contained herein. All dollar amounts are expressed in United States ("U.S.") dollars and tabular amounts are expressed in thousands of U.S. dollars unless otherwise indicated. This MD&A is dated as of May 6, 2020 and all information contained is current as of May 6, 2020 unless otherwise stated.

Cautionary Note to U.S. Investors concerning Estimates of Mineral Reserves and Measured, Indicated and Inferred Mineral Resources:

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws.  The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ materially from the definitions in SEC Industry Guide 7 under the U.S. Securities Act of 1933, as amended.

Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into SEC Industry Guide 7 reserves.  "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures

Accordingly, information contained in this MD&A contains descriptions of the Company's mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder, including SEC Industry Guide 7.

609 Granville Street, Suite 1130, PO Box #10328, Vancouver, B.C., Canada V7Y 1G5 Phone: 604.685.9775 | Fax: 604.685.9744 | Toll Free: 1.877.685.9775 Email: info@edrsilver.com www.edrsilver.com

Forward-Looking Statements

This MD&A contains "forward-looking statements" within the meaning of the U.S. Securities Litigation Reform Act of 1995, as amended and "forward-looking information" within the meaning of applicable Canadian securities legislation.  Such forward-looking statements and information include, but are not limited to, statements regarding Endeavour's anticipated performance in 2020, including silver and gold production, financial results, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital and the impact of the COVID 19 pandemic on operations. Forward-looking statements are frequently characterized by words such as "plan", "expect", "forecast", "project", "intend", "believe", "anticipate", "outlook" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward- looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.

The Company does not intend to, and does not assume any obligation to, update such forward-looking statements or information, other than as required by applicable law.  Forward-looking statements or information involve known and unknown risks, uncertainties and other factors and are based on assumptions that may cause the actual results, level of activity, performance or achievements of the Company and its operations to be materially different from those expressed or implied by such statements. Such factors and assumptions include, among others: the ultimate impact of the COVID 19 pandemic on operations and results, fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Chilean peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; as well as those factors described under "Risk Factors" in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Qualified Person

The scientific and technical information contained in this MD&A relating to the Company's mines and mineral projects has been reviewed and approved by Godfrey Walton, M.Sc., P.Geo., President and Chief Operating Officer of Endeavour, a Qualified Person within the meaning of NI 43-101.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 2

TABLE OF CONTENTS

OPERATING HIGHLIGHTS	4

HISTORY AND STRATEGY	5

REVIEW OF OPERATING RESULTS	6

GUANACEVÍ OPERATIONS	8

BOLAÑITOS OPERATIONS	9

EL COMPAS OPERATIONS	10

EL CUBO OPERATIONS	12

DEVELOPMENT ACTIVITIES	13

EXPLORATION RESULTS	13

CONSOLIDATED FINANCIAL RESULTS	14

NON-IFRS MEASURES	15

QUARTERLY RESULTS AND TRENDS	20

ANNUAL OUTLOOK	25

LIQUIDITY AND CAPITAL RESOURCES	25

CHANGES IN ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES	31

CRITICAL ACCOUNTING ESTIMATES	31

CONTROLS AND PROCEDURES	31
ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 3

OPERATING HIGHLIGHTS

Q1 2020 Highlights	Three Months Ended March 31
	2020	2019	% Change
Production
Silver ounces produced	857,659	1,071,355	(20%)
Gold ounces produced	8,476	10,055	(16%)
Payable silver ounces produced	849,791	1,050,215	(19%)
Payable gold ounces produced	8,320	9,809	(15%)
Silver equivalent ounces produced (1)	1,535,739	1,875,755	(18%)
Cash costs per silver ounce(2)(3)	7.85	12.55	(37%)
Total production costs per ounce(2)(4)	16.35	20.12	(19%)
All-in sustaining costs per ounce(2)(5)	18.38	19.37	(5%)
Processed tonnes	199,327	246,519	(19%)
Direct production costs per tonne(2)(6)	101.63	105.84	(4%)
Silver co-product cash costs(7)	11.51	13.56	(15%)
Gold co-product cash costs(7)	1,226	1,150	7%
Financial
Revenue (11) ($ millions)	21.9	28.0	(22%)
Silver ounces sold	665,500	1,069,385	(38%)
Gold ounces sold	7,454	9,559	(22%)
Realized silver price per ounce	15.33	15.50	(1%)
Realized gold price per ounce	1,633	1,315	24%
Net earnings (loss) ($ millions)	(15.9)	(13.3)	(20%)
Mine operating earnings ($ millions)	(2.9)	(5.8)	50%
Mine operating cash flow(8) ($ millions)	4.3	4.6	(8%)
Operating cash flow before working capital changes (9)	(5.0)	(2.1)	(133%)
Earnings before ITDA (10)($ millions)	(6.7)	(4.6)	(46%)
Working capital ($ millions)	27.2	46 .8	(42%)
Shareholders
Earnings (loss) per share – basic	(0.11)	(0.10)	(10%)
Operating cash flow before working capital changes per share (9)	(0.04)	(0.02)	(100%)
Weighted average shares outstanding	141,810,208	131,395,790	8%

(1) Silver equivalents are calculated using an 80:1 ratio.

(2) The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company's mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliations to IFRS beginning on page 15.

(3) Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 17

(4) Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 17.

(5) All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 18.

(6) Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 17.

(7) Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value.  See Reconciliation to IFRS on page 19.

(8) Mine operating cash flow is calculated by adding back amortization, depletion, inventory write-downs and share-based compensation to mine operating earnings. Mine operating earnings and mine operating cash flow are before taxes. See Reconciliation to IFRS on page 15.

(9) See Reconciliation to IFRS on page 15for the reconciliation of operating cash flow before working capital changes and for the operating cash flow before working capital changes per share.

(10) See Reconciliation of Earnings before interest, taxes, depreciation and amortization on page16.

(11) The Company has changed its presentation of concentrate treatment and refining costs of sales to presenting as a reduction in revenue.  The prior period revenue has been reclassified.

The above highlights are key measures used by management, however they should not be the sole measures used in determining the performance of the Company's operations.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 4

HISTORY AND STRATEGY

The Company is engaged in silver mining in Mexico and related activities including property acquisition, exploration, development, mineral extraction, processing, refining and reclamation.  The Company is also engaged in exploration activities in Chile.

Since 2002, the Company's business strategy has been to focus on acquiring advanced-stage silver mining properties in Mexico.  Mexico, despite its long and prolific history of metal production, appears to be relatively under-explored using modern exploration techniques and offers promising geological potential for precious metals exploration and production.

The Company's Guanaceví and Bolañitos mines acquired in 2004 and 2007, respectively, demonstrate its business model of acquiring fully built and permitted silver mines that were about to close for lack of ore.  By bringing the money and expertise needed to find new silver ore-bodies, the Company successfully re-opened and expanded these mines to develop their full potential.  The benefit of acquiring fully built and permitted mining and milling infrastructure is that, if new exploration efforts are successful, the mine development cycle from discovery to production only takes a matter of months instead of the several years normally required in the traditional mining business model.

In addition to operating the Guanaceví and Bolañitos mines, the Company commissioned the El Compas mine in March 2019.  The Company is advancing the Terronera development project and several exploration projects in order to achieve its goal to become a premier senior producer in the silver mining sector.

In 2012, the Company acquired the El Cubo silver-gold mine located in Guanajuato, Mexico, which operated until November 2019

The Company has historically funded its acquisition, exploration and development activities through equity financings, debt facilities and convertible debentures.  In recent years, the Company has financed most of its acquisition, exploration, development and operating activities from production cash flows, treasury and equity financings. The Company may choose to undertake equity, debt, convertible debt or other financings, on an as-needed basis, in order to facilitate its growth.

As of March 31, 2020, the Mexican government declared a national health emergency with extraordinary measures due to the COVID-19 pandemic. Numerous health precautions have been decreed, including the suspension of non-essential businesses, with only essential services to remain open. Mining does not qualify as an essential service so for the protection of the Company's staff, employees, contractors and communities, the Company suspended its three mining operations in Mexico as of April 1, 2020 as mandated by the Mexican government. The Company is retaining essential personnel at each mine site during the suspension period to maintain safety protocols, environmental monitoring, security measures and equipment maintenance. Essential personnel are following the Company's strict COVID-19 safety protocols and non-essential employees have been sent home to self-isolate and stay healthy, while continuing to receive their base pay. The suspension of activities may not be applicable after May 18, 2020, to municipalities that present low or no known cases or transmission of the COVID-19 virus. All three of the Company operating mines are located in municipalities that currently present low to no cases and the Company is planning to re-start operations on this premise.

The Company implemented plans to minimize the risks of the COVID-19 virus, both to employees and to the business.  At each site, Endeavour is following government health protocols and is closely monitoring the situation with local health authorities.  The Company has posted health advisories to educate employees about the COVID-19 symptoms, best practices to avoid contracting and spreading the virus, and procedures to follow if symptoms are experienced.

As the COVID-19 health emergency is dynamic and, given that the ultimate duration of the suspension period is uncertain, the impact on the Company's 2020 production and costs is presently indeterminable. Due to this, the Company announced on April 2, 2020 the withdrawal of its production and cost guidance for 2020 until further notice.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 5

The Company's long-term business could be significantly adversely affected by the effects the COVID-19 pandemic. The Company cannot accurately predict the impact COVID-19 will have on third parties' ability to meet their obligations with the Company, including due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In particular, the continued spread of the COVID-19 globally could materially and adversely impact the Company's business including without limitation, employee health, limitations on travel, the availability of industry experts and personnel, on-going restrictions to mining and processing operations and drill programs, and other factors that will depend on future developments beyond the Company's control. In addition, the COVID 19 pandemic could adversely affect the economies and financial markets of many countries (including those in which the Company operates), resulting in an economic downturn that could negatively impact the Company's operating results and ability to raise capital. As of March 31, 2020, the Company held $15.0 million in cash and $27.2 million in working capital, however the temporary suspension imposed by the Mexican government will have a material effect on the Company's financial position. Management believes there is sufficient working capital to meets its current obligations, however the ultimate duration of the suspension or other future suspensions will impact liquidity.

REVIEW OF OPERATING RESULTS

The Company operates the Guanaceví and Bolañitos mines and the recently commissioned El Compas mine, which attained commercial production in March 2019.  The Company suspended mining operations at the El Cubo mine on November 30, 2019 due to exhaustion of reserves.

Consolidated Production Results for the Three Months Ended March 31, 2020 and 2019

CONSOLIDATED	Three Months Ended March 31
	2020	219	% Change
Ore tonnes processed	199,327	246,519	(19%)
Average silver grade (gpt)	155	154	1%
Silver recovery (%)	86.1	87.7	(2%)
Total silver ounces produced	857,659	1,071,355	(20%)
Payable silver ounces produced	849,791	1,050,215	(19%)
Average gold grade (gpt)	1.57	1.45	8%
Gold recovery (%)	84.4	87.4	(3%)
Total gold ounces produced	8,476	10,055	(16%)
Payable gold ounces produced	8,320	9,809	(15%)
Silver equivalent ounces produced (1)	1,535,739	1,875,755	(18%)
Cash costs per silver ounce(2)(3)	7.85	12.55	(37%)
Total production costs per ounce(2)(4)	16.35	20.12	(19%)
All in sustaining cost per ounce (2)(5)	18.38	19.37	(5%)
Direct production costs per tonne(2)(6)	101.63	105.84	(4%)
Silver co-product cash costs(7)	11.51	13.56	(15%)
Gold co-product cash costs(7)	1,226	1,150	7%

(1) Silver equivalents are calculated using an 80:1 ratio..

(2) The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company's mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliations to IFRS on page 15.

(3) Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 17.

(4) Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 17.

(5) All-in sustaining costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 18.

(6) Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 17.

(7) Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value.  See Reconciliation to IFRS on page 19.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 6

Consolidated Production

Three months ended March 31, 2020 (compared to the three months ended March 31, 2019)

Consolidated silver production during Q1, 2020 was 857,659 ounces (oz), a decrease of 20% compared to 1,071,355 oz in Q1, 2019, and gold production was 8,476 oz, a decrease of 16% compared to 10,055 oz in Q1, 2019.  Plant throughput was 199,327 tonnes at average grades of 155 grams per tonne (gpt) silver and 1.57 gpt gold, a throughput decrease of 19% compared to 246,519 tonnes grading 154 gpt silver and 1.45 gpt gold in Q1, 2019.  The 20% lower silver production and 16% lower gold production compared to Q1, 2019 is primarily due to the suspension of mining operations at the El Cubo mine in Q4, 2019. Excluding El Cubo, production increased significantly due to improved throughput and ore grades at Guanaceví and commercial production at El Compas, partly offset by lower production at Bolañitos which was driven primarily by lower grades.

For the first quarter of 2020, silver equivalent production was in line with guidance. However, the Company has withdrawn guidance because of the decree issued by the Mexican government.  The Company was planning for output increases in the second quarter of 2020 prior to the suspension of operations. The Company will provide updated guidance when it is determined the operations can safely re-start and forecast with more certainty.

Consolidated Operating Costs

Three months ended March 31, 2020 (compared to the three months ended March 31, 2019)

Direct production costs per tonne in Q1, 2020 decreased 4%, to $101.63 compared with Q1, 2019 due to lower operating costs at Guanaceví operation, offset by the higher costs at the El Compas and the exclusion the El Cubo operation which suspended activities in Q4, 2019.

Consolidated cash costs per oz, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute) decreased 37% to $7.85 primarily due to lower operating costs per tonne, higher gold grades and higher realized gold price that increased the by-product credit compared to the same period in 2019.  All-in sustaining costs (also a non-IFRS measure) decreased 5% to $18.38 per oz in Q1, 2020as a result of lower operating costs offset by higher proportional allocation of corporate general and administrative costs, increased exploration expenditures at each operation and increased capital expenditures at Guanaceví and Bolañitos due to accelerated mine development.

A Company-wide review of operations in 2019 identified several deficiencies in the operating performance.  As a result, management initiated multiple remedial measures including changes of mine-site management and mining contractors, changes to shift and contractor supervision, renting used mining equipment, leasing new mining equipment and reducing the work force.

The goal of these remedial actions was to improve safety, reduce operating costs and generate free cash flow at current metal prices.  Management notes that while the remedial actions started to have a positive impact on mine operating performance in Q4, 2019, the full benefit of these initiatives is expected to be realized in 2020.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 7

GUANACEVÍ OPERATIONS

The Guanaceví operation is currently producing from three underground silver-gold mines along a five kilometre length of the prolific Santa Cruz vein.  Guanaceví provides steady employment to over 475 people and engages over 385 contractors.  Guanaceví mine production operated below plant capacity due to the operational issues in 2019.  The development of two new orebodies, Milache and SCS and the acquisition of the Ocampo concession rights have provided sufficient ore and flexibility to meet the designed capacity of the plant in 2020.  The Company successfully drilled the projected extensions of the previously mined Porvenir Cuatro and Porvenir ore bodies onto the Ocampo concessions.  The Company commenced mining from the Porvenir Cuatro extension (P4E) and the Porvenir extension (PNE) late in 2019.

During 2019, the Company acquired a 10 year right to explore and exploit the El Porvenir and El Curso concessions from Ocampo Mining SA de CV ("Ocampo"), a subsidiary of Grupo Frisco.  The Company has agreed to meet certain minimum production targets from the properties, subject to various terms and conditions and pay Ocampo a $12 fixed per tonne production payment plus a floating net smelter return royalty based on the spot silver price. The Company paid a 4% royalty on sales below $15.00 per ounce and 9% above $15.00 per ounce, based on then current prices.

Production Results for the Three Months Ended March 31, 2020 and 2019

GUANACEVÍ	Three Months Ended March 31
	2020	2019	% Change
Ore tonnes processed	94,207	76,557	23%
Average silver grade (g/ t)	280	206	36%
Silver recovery (%)	87.9	90.4	(3%)
Total silver ounces produced	745,114	458,144	63%
Payable silver ounces produced	742,998	457,686	62%
Average gold grade (g/ t)	0.87	0.52	67%
Gold recovery (%)	92.1	88.9	4%
Total gold ounces produced	2,427	1,138	113%
Payable gold ounces produced	2,421	1,137	113%
Silver equivalent ounces produced(1)	939,274	549,184	71%
Cash costs per silver ounce(2)(3)	9.01	21.06	(57%)
Total production costs per ounce(2)(4)	11.73	31.18	(62%)
All in sustaining cost per ounce (2)(5)	14.61	27.56	(47%)
Direct production costs per tonne(2)(6)	111.89	145.37	(23%)
Silver co-product cash costs(7)	10.50	20.06	(48%)
Gold co-product cash costs(7)	1,119	1,702	(34%)

(1) Silver equivalents are calculated using an 80:1 ratio.

(2) The Company reports non-IFRS measures which include cash costs net of by-product on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company's mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 15.

(3) Cash costs net of by-product per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 17.

(4) Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 17.

(5) All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 18.

(6) Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 17.

(7) Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value.  See Reconciliation to IFRS on page 19.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 8

Guanaceví Production Results

Management guided 2020 production at Guanaceví to range from 2.4 to 2.7 million oz silver and 6,000 to 7,000 oz gold prior to the withdrawal of guidance on April 2, 2020.

Three months ended March 31, 2020 (compared to the three months ended March 31, 2019)

Silver production at the Guanaceví mine during Q1, 2020 was 745,114 oz, an increase of 63% compared to 458,144 oz in Q1, 2019, and gold production was 2,427 oz, an increase of 113% compared to 1,138 oz in Q1, 2019.  Plant throughput was 94,207 tonnes at average grades of 280 gpt silver and 0.87 gpt gold, compared to 76,557 tonnes grading 206 gpt silver and 0.52 gpt gold in Q1, 2019. Production increased compared to Q1, 2019 primarily due to higher throughput and higher ore grades.  Throughput and ore grades increased as a result of operational changes and increased access to the higher grade ores in the Milache, SCS and Porvenir Cuatro Extension (P4E) orebodies. These areas replaced production from the lower grade Porvenir Norte and Santa Cruz orebodies, which are now closed.  Mine development of the Milache and P4E orebodies were on plan but development of the SCS orebody is behind plan.

Guanaceví Operating Costs

Three months ended March 31, 2020 (compared to the three months ended March 31, 2019)

Direct production costs per tonne for the three months ended March 31, 2020 fell 23% compared with the same period in 2019, as a result of the improved mine output partial offset by, royalties paid for ore mined from the Porvenir Cuatro extension.  Cash costs per oz, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute) were $9.01, 57% lower due to the lower cost per tonne, higher metal grades and higher gold credit. Similarly, all-in sustaining costs (also a non-IFRS measure) fell 46% to $14.85 per oz for the three months ended March 31, 2020.  The decrease in cash costs was the primary driver of lower all in sustaining costs, as higher capital and exploration expenditures and allocation of general and administration expenses partly offset the operating gains compared to the same period in 2019.

BOLAÑITOS OPERATIONS

The Bolañitos operation encompasses three underground silver-gold mines and a flotation plant.  Bolañitos provides steady employment for over 350 people and engages over 180 contractors.

Production Results for the Three Months Ended March 31, 2020 and 2019

BOLAÑITOS	Three Months Ended March 31
	2020	2019	% Change
Ore tonnes processed	83,217	86,634	(4%)
Average silver grade (g/ t)	40	86	(53%)
Silver recovery (%)	80.5	81.8	(2%)
Total silver ounces produced	86,125	196,010	(56%)
Payable silver ounces produced	81,006	189,035	(57%)
Average gold grade (g/ t)	1.71	1.82	(6%)
Gold recovery (%)	85.7	87.4	(2%)
Total gold ounces produced	3,922	4,430	(11%)
Payable gold ounces produced	3,817	4,302	(11%)
Silver equivalent ounces produced (1)	399,885	550,410	(27%)
Cash costs per silver ounce(2)(3)	(7.32)	2.43	(401%)
Total production costs per ounce(2)(4)	19.63	8.11	142%
All in sustaining cost per ounce (2)(5)	44.17	16.36	170%
Direct production costs per tonne(2)(6)	68 .65	70.87	(3%)
Silver co-product cash costs(7)	11.34	10.74	6%
Gold co-product cash costs(7)	1,208	911	33%

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 9

(1) Silver equivalents are calculated using an 80:1 ratio.

(2) The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company's mines. These measures, some established by the Silver Institute (Production Cost Standards, September 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 15.

(3) Cash costs net of by-product per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 17.

(4) Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 17.

(5) All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 18.

(6) Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 17.

(7) Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value.  See Reconciliation to IFRS on page 19.

Bolañitos Production Results

Management guided 2020 production at Bolañitos to range from 0.5 to 0.6 million oz silver and 22,000 to 25,000 oz gold prior to the withdrawal of guidance on April 2, 2020.

Three months ended March 31, 2020 (compared to the three months ended March 31, 2019)

Silver production at the Bolañitos mine was 86,125 oz in Q1, 2020, a decrease of 56% compared to 196,010 oz in Q1, 2019, and gold production was 3,922 oz in Q1, 2020, a decrease of 11% compared to 4,430 oz in Q1, 2019.  Plant throughput in Q1, 2020 was 83,217 tonnes at average grades of 40 gpt silver and 1.71 gpt gold, compared to 86,634 tonnes grading 86 gpt silver and 1.82 gpt gold in Q1, 2019.  The Bolañitos mine is mining areas with lower silver grades compared to historical grades. Bolañitos production was below plan due to slower than expected mine development in two new areas. The areas are expected to provide higher grade material and allow the mine to operate to capacity.

Bolañitos Operating Costs

Three months ended March 31, 2020 (compared to the three months ended March 31, 2019)

Direct production costs per tonne in Q1, 2020 decreased 3% to $68.65 per tonne due to normal variations, including the depreciation of the Mexican peso at the end of the period.  The significantly lower silver grades resulted in lower silver production, however cash costs net of by-product credits (which is a non-IFRS measure and a standard of the Silver Institute), were negative $7.32 per oz of payable silver in Q1, 2020 compared to $2.43 per oz in Q1, 2019 as gold price increased 24% in the same period.  The Company invested in new mine equipment to improve fleet operating costs and equipment availability and increase mine development in 2020. As a result, all-in sustaining costs (also a non-IFRS measure) increased in Q1, 2020 were $44.17 per oz due to the $3.5 million of capital investments in the period.

EL COMPAS OPERATIONS

The El Compas operation is a small but high grade, permitted gold-silver mine with a small leased flotation plant in the historic silver mining district of Zacatecas, with good exploration potential to expand resources and scale up production.  There is also potential for the Company to acquire other properties in the area to consolidate resources and exploration targets in the district. El Compas has a nominal plant capacity of 250 tonnes per day (tpd) targeting recovery rates of 83% gold and 67% silver.

El Compas currently employs over 180 people and engages over 65 contractors and achieved commercial production during Q1, 2019. The Company considers the El Compas Preliminary Economic Assessment dated May 11, 2017 ("El Compas PEA") which is incorporated by reference in the Company's Annual Information Form dated March 5, 2020 to be no longer current and the Company is no longer relying on the information contained in El Compas PEA.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 10

Production Results for the Three Months Ended March 31, 2020 and 2019

El Compas	Three Months Ended March 31
	2020	2019	% Change
Ore tonnes processed	21,903	3,790	478%
Average silver grade (g/ t)	58	61	(5%)
Silver recovery (%)	64.7	43.3	49%
Total silver ounces produced	26,420	3,218	721%
Payable silver ounces produced	25,787	3,041	748%
Average gold grade (g/ t)	4.02	3.656	10%
Gold recovery (%)	75.1	76 .8	(2%)
Total gold ounces produced	2,127	342	522%
Payable gold ounces produced	2,082	335	521%
Silver equivalent ounces produced(1)	196,580	30,578	543%
Cash costs per silver ounce(2)(3)	22.10	(5.59)	(495%)
Total production costs per ounce(2)(4)	138.95	53.27	161%
All in sustaining cost per ounce (2)(5)	45.98	18.55	148%
Direct production costs per tonne(2)(6)	182.81	110.03	66%
Silver co-product cash costs(7)	15.83	12.94	22%
Gold co-product cash costs(7)	1,686	1,098	54%

(1) Silver equivalents are calculated using an 80:1 ratio.

(2) The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company's mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 15.

(3) Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 17.

(4) Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 17.

(5) All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 18.

(6) Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 17.

(7) Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value.  See Reconciliation to IFRS on page 19.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 11

El Compas Production Results

Management guided 2020 production at El Compas to be 0.1-0.2 million oz silver and range from 10,000 to 12,000 oz gold prior to the withdrawal of guidance on April 2, 2020.

Three months ended March 31, 2020

Silver production at the El Compas mine was 26,420 oz and gold production was 2,127 oz in Q1, 2020.  Plant throughput in Q1, 2020 was 21,903 tonnes at average grades of 58 gpt silver and 4.02 gpt gold.  Commercial production was declared March 15, 2019 with plant throughput of 3,790 tonnes at average grades of 61 gpt silver and 3.66 gpt gold during Q1, 2019. Compared to Q4, 2019 throughput decreased 4% due to normal day-to-day variations, while grades were lower due to grade variations within the orebodies. El Compas production was close to plan with higher throughput offset by lower grades. Management replaced the mining contractor with new mine employees in March and adjusted the mining methods to reduce dilution and costs going forward.

El Compas Operating Costs

Three months ended March 31, 2020

Direct production costs were $182.81 per tonne in Q1, 2020, the fourth full quarter of production, an increase from Q4 2019 as the Company replaced mine contractors with employees and expensed development expenditures.  As a result, cash costs, (a standard of the Silver Institute) were $22.10 per oz of payable silver in Q1, 2020, higher than Q4, 2019 due to the higher operating costs, offset by higher gold price from the gold credit.  Similarly, all-in sustaining costs were $45.98 per oz in Q1, 2020, due to higher operating costs, higher exploration expenditures and the larger allocation of general and administrative expenses.

The cost metrics are expected to improve in 2020 as the Company has reduced contractors on site and implemented improved processes to reduce the movement of waste tonnes. In March, the Company incurred contractor and employee costs, including termination, onboarding and training.

EL CUBO OPERATIONS

The El Cubo operation included two operating underground silver-gold mines and a flotation plant. El Cubo employed over 350 people and engaged over 200 contractors until the suspension of operations at the end of November 2019 as the reserves were exhausted. The mine, plant and tailings facilities are on short term care and maintenance, while management conducts an evaluation of the alternatives including final closure.

Company management and contract personnel continue to maintain the security of the mine, plant and tailings facilities. Management is evaluating alternatives for the plant and related facilities including moving certain components to other mines or development projects such as Terronera and Parral to reduce their future capital costs. The mining equipment has been relocated to Endeavour's other operating mines, particularly Bolañitos, to contribute to increasing mine output to maximize plant capacities.

In Q1, 2020 the Company incurred $1,045,000, in legal costs, administrative and care and maintenance expenses, $200,000 in severance costs and $100,000 in building and office depreciation. The suspension of operation is complete, while all equipment not transferred to other operations has now been properly serviced to idle while the operation is shutdown.

The Company maintains a security team, an administrative staff, maintenance group and environmental staff which the ongoing costs of is estimated to be significantly lower than costs incurred in Q1, 2020.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 12

DEVELOPMENT ACTIVITIES

Terronera Project

The Terronera project, located 40 kilometres northeast of Puerto Vallarta in the state of Jalisco, Mexico, features a newly discovered high-grade silver-gold mineralized zone in the Terronera vein, which is now over 1,400 metres long, 400 metres deep, 3 to 16 metres thick, and remains open along strike to the southeast and down dip.

In 2019, the Company engaged an external consultant to update the current NI 43-101 Technical Report titled "Updated Technical Report for the Terronera Project, Jalisco State, Mexico" dated April 30, 2019 (effective February 12, 2019) (PFS). In Q1, 2020, the Company received an economic summary of an updated pre-feasibility study. Significant changes were made to the operations plan, capital and operating costs compared to the current PFS and, as a result, although still positive, the economic summary returned less robust economics.

The Company is conducting a complete review of the PFS and updated economic study in order to assess all assumptions and optimize the project design and economics for an internal updated pre-feasibility study prior to potentially proceeding to an independent feasibility study.

EXPLORATION RESULTS

In 2020, the Company planned to spend $5.4 million drilling 18,500 metres of core on brownfields projects, greenfields exploration and development engineering across its portfolio of mines and properties. At the three operating mines, 10,500 metres of core drilling are planned at a cost of $2.0 million to replace reserves and expand resources.

On the exploration and development projects, expenditures of $3.4 million were planned to fund 8,000 metres of core drilling, advance engineering studies at Terronera and Parral, and drill the Paloma gold project in Chile, where initial exploration results were positive.

Due to COVID-19 crisis health emergency and, given that the ultimate duration of the suspension period is uncertain, the Company's ability to execute its activities is presently indeterminable.

In Q1, 2020 at Guanaceví the Company drilled 2,508 metres in 7 holes to test the extension of the Porvernir Cuatro ore body. Drilling intersected significant mineralization with similar ore grades and vein widths as the 2019 intersections. The drill program is intended to continue to the northwest to see if it connects with the Milache ore body.

In Q1, 2020 at Bolañitos the Company drilled 2,000 metres in 8 holes to target the Melladito vein and vein splays. The Company intersected significant mineralization with ore grades over mineable widths, located about 300 metres from current and historic mine workings.  Management is considering alternatives of further drilling or a crosscut to the vein when operations resume.

In Q1, 2020 at El Compas the Company drilled 2,054 metres in 9 holes to targeting extensions of the Compas vein system. The Company has intersected mineralization west of the current workings, however further drilling is required to properly define results.

In Q1, 2020, at Parral the Company mined 2,000 tonnes for a bulk sample metallurgical testing at a local toll plant. The processing program is currently on hold due to the COVID crisis.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 13

CONSOLIDATED FINANCIAL RESULTS

Three months ended March 31, 2020 (compared to the three months ended March 31, 2019)

In Q1, 2020, the Company's mine operating loss was $2.9 million (Q1, 2019: mine operating loss $5.8 million) on net revenue of $21.9 million (Q1, 2019: $28.0 million) with cost of sales of $24.8 million (Q1, 2019: $33.8 million).

In Q1, 2020, the Company had an operating loss of $8.6 million (Q1, 2019: $12.2 million) after exploration costs of $2.4 million (Q1, 2019: $2.3 million) and general and administrative costs of $2.0 million (Q1, 2019: $3.0 million) and care and maintenance expense for the El Cubo operation of $1.3 million related to the suspension of operations at El Cubo.

The loss before tax for Q1, 2020 was $13.8 million (Q1, 2019: $12.9 million) after finance costs of $0.3 million (Q1, 2019: $0.1 million), a foreign exchange loss of $4.9 million (Q1, 2019: $0.4 million) and investment and other income of $49 thousand (Q1, 2019: expense of $0.2 million).  The Company realized a net loss for the period of $15.9 million (Q1, 2019: $13.3 million) after an income tax expense of $2.1 million (Q1, 2019: $0.4 million).

Net revenue of $21.9 million in Q1, 2020, net of $0.5 million of smelting and refining costs, decreased by 22% compared to $28.0 million, net of $1.1 million of smelting and refining costs.  Gross sales of $22.4 million in Q1, 2020 represented a 23% decrease over the $29.1 million for the same period in 2019. There was a 38% decrease in silver ounces sold and a 1% decrease in the realized silver price resulting in 38% decrease silver sales. There was a 22% decrease in gold ounces sold with a 24% increase in realized gold prices resulting in a 2% decrease in gold sales.  During the period, the Company sold 665,500 oz silver and 7,454 oz gold, for realized prices of $15.33 and $1,633 per oz respectively, compared to sales of 1,069,385 oz silver and 9,559 oz gold, for realized prices of $15.50 and $1,315 per oz, respectively, in the same period of 2019. The realized prices of silver was 9% below average silver price as the Company sold ounces in March as prices fell from the COVID crisis. The realized prices of gold exceeded the quarterly average by 3%. Silver and gold spot prices during the period of $16.90 and $1,583, respectively.

The Company increased its finished goods silver and gold inventory to 279,320 silver oz and 1,452 gold oz, respectively at March 31, 2020 compared to 95,028 oz silver and 587 oz gold at December 31, 2019.  The cost allocated to these finished goods was $4.4 million at March 31, 2020, compared to $2.3 million at December 31, 2019.  At March 31, 2020, the finished goods inventory fair market value was $6.2 million, compared to $2.6 million at December 31, 2019.

Cost of sales for Q1, 2020 was $24.8 million, a decrease of 27% over the cost of sales of $33.8 million for the same period of 2019.  The 27% decrease in cost of sales was primarily related to the 20% decrease in tonnes processed, carrying larger finished good inventory and cost cutting and efficiency measures implemented during 2019.

Exploration expenses marginally increased in Q1, 2020 to $2.4 million from $2.3 million for the same period of 2019. General and administrative expenses decreased to $2.0 million in Q1, 2020 compared to $3.0 million for the same period of 2019, primarily due to mark-to-market fluctuations for director's deferred share units.

The Company experienced a foreign exchange loss of $4.9 million in Q1, 2020 compared to a foreign exchange loss of $0.4 million in Q1, 2019 due to the depreciation of the Mexican Peso which resulted in lower valuations of peso denominated tax receivables and cash balances. The Company recognized $49 thousand in investment and other income compared to other expenses of $0.2 million in Q1, 2019. There was an income tax expense of $2.1 million in Q1, 2020 compared to $0.4 million in Q1, 2019.  The $2.1 million tax expense is comprised of $0.3 million in current income tax expense (Q1, 2019: $0.7 million) and $1.8 million in deferred income tax (Q1, 2019: $0.4 million deferred income tax recovery). The deferred income tax expense of $1.8 million is primarily due the depreciation the Mexican peso against the US dollar reducing the value of loss carry forwards.

The recoverable amounts of the Company's cash-generating units (CGUs), which include mining properties, plant and equipment are determined at the end of each reporting period, if impairment indicators are identified.  In previous years, commodity price declines led the Company to determine there were impairment indicators and assessed the recoverable amounts of its CGUs. The recoverable amounts were based on each CGUs future cash flows expected to be derived from the Company's mining properties and represent each CGU's value in use.  The cash flows were determined based on the life-of-mine after-tax cash flow forecast which incorporates management's best estimates of future metal prices, production based on current estimates of recoverable reserves and resources, exploration potential, future operating costs and non-expansionary capital expenditures discounted at risk adjusted rates based on the CGUs weighted average cost of capital.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 14

As at December 31, 2019, the Company tested the recoverability of the Guanaceví CGU due to 2019 operational challenges and the El Compas CGU due to increased capital and operating costs than initially projected.  The Company determined that no impairment was required for either CGU.  Subsequent to quarter end, the Company considered the impact of the temporary suspension of operations and determined the timeline of the Mexican government decree does not have material effect on the values in use.

NON-IFRS MEASURES

Mine operating cash flow is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Mine operating cash flow is calculated as revenue minus direct production costs and royalties.  Mine operating cash flow is used by management to assess the performance of the mine operations, excluding corporate and exploration activities and is provided to investors as a measure of the Company's operating performance.

Expressed in thousands US dollars	Three Months Ended March 31
	2020	2019
Mine operating earnings (loss)	($2,886)	($5,751)
Share-based compensation	91	55
Amortization and depletion	6,023	7,116
Write down of inventory to net realizable value	1,042	3,212
Mine operating cash flow before taxes	$4,270	$4,632

Operating cash flow before working capital adjustment is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow before working capital adjustments is calculated as operating cash flow minus working capital adjustments.  Operating cash flow before working capital adjustments is used by management to assess operating performance irrespective of working capital changes and is provided to investors as a measure of the Company's operating performance.

Expressed in thousands US dollars	Three Months Ended March 31
	2020	2019
Cash from (used in) operating activities	($2,349)	($8,834)
Net changes in non-cash working capital	2,622	(6,704)
Operating cash flow before working capital adjustments	($4,971)	($2,130)

Operating cash flow per share is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow per share is calculated by dividing cash from operating activities by the weighted average shares outstanding. Operating cash flow per share is used by management to assess operating performance irrespective of working capital changes and is provided to investors as a measure of the Company's operating performance.

Expressed in thousands US dollars	Three Months Ended March 31
except for share numbers and per share amounts	2020	2019
Operating cash flow before working capital adjustments	($4,971)	($2,130)
Basic weighted average shares outstanding	141,810,208	131,395,790
Operating cash flow before working capital changes per share	($0.04)	($0.02)

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 15

EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

  Income tax expense;
  Finance costs;
  Amortization and depletion

Adjusted EBITDA excludes the following additional items from EBITDA

  Share based compensation;
  Non-recurring write offs

Management believes EBITDA is a valuable indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.  Management uses EBITDA for this purpose.  EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or "EBITDA multiple" based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a Company.

EBITDA is intended to provide additional information to investors and analysts. It does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS.  EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined by IFRS.  Other companies may calculate EBITDA and Adjusted EBITDA differently.

Expressed in thousands US dollars	Three Months Ended March 31
	2020	2019
Net earnings (loss) for the period	($15,926)	($13,278)
Depreciation and depletion – cost of sales	6,023	7,116
Depreciation and depletion – exploration	90	38
Depreciation and depletion – general & administration	55	73
Depreciation and depletion – care & maintenance	100	-
Depreciation and depletion – write down of inventory to net realizable value	500	999
Finance costs	310	92
Current income tax expense	266	698
Deferred income tax expense (recovery)	1,864	(350)
Earnings (loss)before interest, taxes, depletion and amortization	($6,718)	($4,612)
Share based compensation	745	999
Adjusted earnings (loss) before interest, taxes depletion and amortization	($5,973)	($3,613)

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 16

Cash costs per ounce, total production costs per ounce and direct production costs per tonne are measures developed by precious metals companies in an effort to provide a comparable standard; however, there can be no assurance that the Company's reporting of these non-IFRS measures are similar to those reported by other mining companies. Cash costs per ounce, production costs per ounce and direct production costs per tonne are measures used by the Company to manage and evaluate operating performance at each of the Company's operating mining units. They are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to the Company's cost of sales, as reported in its consolidated financial statements.

	Three Months Ended March 31, 2020					Three Months Ended March 31, 2019
Expressed in thousands US dollars	Guanaceví	Bolañitos	El Compas	El Cubo	Total	Guanaceví	Bolañitos	El Compas	El Cubo	Total
Direct costs per financial statements	$8,435	$5,295	$3,070	$-	$16,800	$9,413	$5,819	$ -	$7,840	$23,072
Smelting and refining costs included in net revenue	-	341	104	-	445	-	456		666	1,122
Royalties	678	37	142	-	857	220	40	-	57	317
Special mining duty (1)	87	-	-	-	87	-	10	-	174	184
Opening finished goods	(1,509)	(219)	(169)	-	(1,897)	(1,247)	(1,457)	-	(502)	(3,206)
Finished goods NRV adjustment	-	-	542	-	542	1,255	-	81	-	1,336
Closing finished goods	2,850	259	315	-	3,424	1,488	1,272	336	171	3,267
Direct production costs	10,541	5,713	4,004	-	20,258	11,129	6,140	417	8,406	26,092
By-product gold sales	(3,087)	(6,092)	(2,994)	-	(12,173)	(1,394)	(5,575)	-	(5,600)	(12,569)
Opening gold inventory fair market value	437	244	213	-	894	279	1,341	-	604	2,224
Closing gold inventory fair market value	(1,197)	(458)	(653)	-	(2,308)	(373)	(1,447)	(434)	(317)	(2,571)
Cash costs net of by-product	6,694	(593)	570	-	6,671	9,641	459	(17)	3,093	13,176
Amortization and depletion	1,609	2,072	2,342	-	6,023	4,062	867	-	2,187	7,116
Share-based compensation	30	31	30	-	91	18	18	-	18	54
Opening finished goods depletion	(252)	(43)	(121)	-	(416)	(597)	(64)	-	(186)	(847)
NRV cost adjustment	-	-	500	-	500	524	-	35	-	559
Closing finished goods depletion	636	123	262	-	1,021	622	254	144	48	1,068
Total production costs	$8,717	$1,590	$3,583	$-	$13,890	$14,270	$1,534	$162	$5,160	$21,126

		Three Months Ended March 31, 2020					Three Months Ended March 31, 2019
	Guanaceví	Bolañitos	El Compas	El Cubo	Total	Guanaceví	Bolañitos	El Compas	El Cubo	Total
Throughput tonnes	94,207	83,217	21,903	-	199,327	76,557	86,634	3,790	79,538	246,519
Payable silver ounces	742,998	81,006	25,787	-	849,791	457,686	189,035	3,041	400,453	1,050,215

Cash costs per ounce	$9.01	($7.32)	$22.10	-	$7.85	$21.06	$2.43	($5.59)	$7.72	$12.55
Total production costs per oz	$11.73	$19.63	138.95	-	16.35	$31.18	$8.11	$53.27	$12.89	$20.12
Direct production costs per tonne	$111.89	$68.65	$182.81	-	$101.63	$145.37	$70.87	$110.03	$105.69	$105.84

	Three Months Ended March 31, 2020					Three Months Ended March 31, 2019
Expressed in thousands US dollars	Guanaceví	Bolañitos	El Compas	El Cubo	Total	Guanaceví	Bolañitos	El Compas	El Cubo	Total
Closing finished goods	2,850	259	315	-	3,424	1,488	1,272	336	171	3,267
Closing finished goods depletion	636	123	262	-	1,021	622	254	144	48	1,068
Finished goods inventory	$3,486	$382	$577	$ -	$4,445	$2,110	$1,526	$480	$219	$4,335

(1) Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 17

All-in sustaining costs per ounce and all-in costs per ounce are measures developed by the World Gold Council (and used as a standard of the Silver Institute) in an effort to provide a comparable standard within the precious metal industry; however, there can be no assurance that the Company's reporting of these non-IFRS measures are similar to those reported by other mining companies. These measures are used by the Company to manage and evaluate operating performance at each of the Company's operating mining units and consolidated group, and are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to the Company's cost of sales, as reported in the Company's consolidated financial statements.

Expressed in thousands US dollars		Three Months Ended March 31, 2020					Three Months Ended March 31, 2019
	Guanaceví	Bolañitos	El Compas	El Cubo	Total	Guanaceví	Bolañitos	El Compas	El Cubo	Total
Cash costs net of by-product	$6,694	($593)	$570	-	$6,671	$9,641	$459	($17)	$3,093	$13,176
Operations stock based compensation	30	31	30	-	91	18	18	-	18	54
Corporate general and administrative	720	307	151	-	1,178	641	642	36	870	2,188
Corporate stock based compensation	472	201	99	-	772	229	229	13	310	781
Reclamation - amortization/accretion	10	7	2	-	19	13	11	25	3	52
Mine site expensed exploration	281	217	259	-	757	132	236	-	198	566
Lease payments	29	28	28	-	85	-	-	-	-	-
Equipment loan payments	146	541	0	-	687	-	-	-	-	-
Capital expenditures sustaining	2,473	2,839	47	-	5,359	1,942	1,498	-	85	3,525
All In Sustaining Costs	$10,855	$3,578	$1,186	$0	$15,619	$12,615	$3,093	$56	$4,577	$20,342
Growth exploration					1,653					1,566
Growth capital expenditures					153					601
All In Costs					$17,425					$22,509

	Three Months Ended March 31, 2020					Three Months Ended March 31, 2019
	Guanaceví	Bolañitos	El Compas	El Cubo	Total	Guanaceví	Bolañitos	El Compas	El Cubo	Total
Throughput tonnes	94,207	83,217	21,903	-	199,327	76,557	86,634	3,790	79,538	246,519
Payable silver ounces	742,998	81,006	25,787	-	849,791	457,686	189,035	3,041	400,453	1,050,215
Silver equivalent production (ounces)	939,274	399,885	196,580	NA	1,535,739	549,184	550,410	30,578	745,583	1,875,755

Sustaining cost per ounce	$14.61	$44.17	$45.98	NA	18.38	$27.56	$16.36	$18.55	$11.43	$19.37
All In costs per ounce					20.50					$21.43

Expressed in thousands US dollars	Three Months Ended March 31
	2020	2019
Capital expenditures sustaining	$5,359	$3,525
Growth capital expenditures	153	601
Property, plant and equipment expenditures	$5,512	$4,126

Expressed in thousands US dollars	Three Months Ended March 31
	2020	2019
Mine site expensed exploration	$757	$566
Growth exploration	1,653	1,566
Exploration expenditures	$2,410	$2,132
Exploration depreciation and depletion	90	38
Exploration share-based compensation	(118)	163
Exploration expense	$2,382	$2,333

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 18

Silver co-product cash costs and gold co-product cash costs are measures used by the Company to manage and evaluate operating performance at each of the Company's operating mining units and consolidated group, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to the Company's cost of sales, as reported in its consolidated financial statements.

Expressed in thousands US dollars	Three Months Ended March 31, 2020					Three Months Ended March 31, 2019
	Guanaceví	Bolañitos	El Compas	El Cubo	Total	Guanaceví	Bolañitos	El Compas	El Cubo	Total
Direct costs per financial statements	$8,435	$5,295	$3,070	$-	$16,800	$9,413	$5,819	$ -	$7,840	$23,072
Smelting and refining costs included in net revenue	-	341	104	-	445	-	456	-	666	1,122
Royalties	678	37	142	-	857	220	40	-	57	317
Special mining duty (1)	87	-	-	-	87	-	10	-	174	184
Opening finished goods	(1,509)	(219)	(169)	-	(1,897)	(1,247)	(1,457)	-	(502)	(3,206)
Finished goods NRV adjustment	-	-	542	-	542	1,255	-	81	-	1,336
Closing finished goods	2,850	259	315	-	3,424	1,488	1,272	336	171	3,267
Direct production costs	10,541	5,713	4,004	$-	20,258	11,129	6,140	417	8,406	26,092

	Three Months Ended March 31, 2020					Three Months Ended March 31, 2019
	Guanaceví	Bolañitos	El Compas	El Cubo	Total	Guanaceví	Bolañitos	El Compas	El Cubo	Total
Silver production (ounces)	745,114	86,125	26,420	-	857,659	458,144	196,010	3,218	413,983	1,071,355
Average realized silver price ($)	15.33	15.33	15.33	-	15.33	15.50	15.50	15.50	15.50	15.50
Silver value ($)	11,422,598	1,320,296	405,019	-	13,147,912	7,101,232	3,038,155	49,879	6,416,737	16,606,003

Gold production (ounces)	2,427	3,922	2,127	-	8,476	1,138	4,430	342	4,145	10,055
Average realized gold price ($)	1,633	1,633	1,633	-	1,633	1,315	1,315	1,315	1,315	1,315
Gold value ($)	3,963,291	6,404,626	3,473,391	-	13,841,308	1,496,470	5,825,450	449,730	5,450,675	13,222,325

Total metal value ($)	15,385,889	7,724,922	3,878,410	-	26,989,220	8,597,702	8,863,605	499,609	11,867,412	29,828,328
Pro-rated silver costs	74%	17%	10%	-	49%	83%	34%	10%	54%	56%
Pro-rated gold costs	26%	83%	90%	-	51%	17%	66%	90%	46%	44%

Silver co-product cash costs	$10.50	$11.34	$15.83	-	$11.51	$20.06	$10.74	$12.94	$10.98	$13.56
Gold co-product cash costs	$1,119	$1,208	$1,686	-	$1,226	$1,702	$911	$1,098	$931	$1,150

(1) Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 19

QUARTERLY RESULTS AND TRENDS

The following table presents selected financial information for each of the most recent eight quarters:

Table in thousands of U.S. dollars except for share	2020	2019				2018
numbers and per share amounts	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Gross Sales	$22,372	$34,610	$28,589	$29,382	$29,143	$33,833	$37,581	$38,765
Smelting and refining costs included in net revenue	445	1,145	947	1,089	1,122	1,377	1,360	1,222
Direct costs	16,800	27,653	21,329	26,215	25,285	23,566	27,018	24,191
Royalties	857	935	446	336	317	357	421	177
Mine operating cash flow	4,270	4,877	5,867	1,742	2,419	8,533	8,782	13,175
Share-based compensation	91	37	50	53	55	-	-	(130)
Amortization and depletion	6,023	8,055	7,531	7,794	8,115	6,110	13,562	8,689
Write down on inventory	1,042	576	-	-	-	2,026	-	-
Mine operating earnings (loss)	($2,886)	($3,791)	($1,714)	($6,105)	($5,751)	$397	($4,780)	$4,616

Basic earnings (loss) per share	($0.11)	($0.13)	($0.05)	($0.08)	($0.10)	($0.03)	($0.04)	($0.04)
Diluted earnings (loss) per share	($0.11)	($0.13)	($0.05)	($0.08)	($0.10)	($0.03)	($0.04)	($0.04)
Weighted shares outstanding	141,810,208	140,054,885	137,739,857	132,158,891	131,395,790	130,511,679	128,805,441	127,570,254

Net earnings (loss)	($15,926)	($17,897)	($6,768)	($10,123)	($13,278)	($3,661)	($5,452)	($5,651)
Amortization and depletion	6,268	8,194	7,194	7,314	7,227	6,217	13,199	7,939
Finance costs	310	230	177	103	92	51	62	49
Current income tax	266	1,308	512	184	698	1,533	291	1,965
Deferred income tax	1,864	3,100	(567)	(823)	(350)	(2,591)	(2,957)	(2,415)
NRV cost adjustment	500	236	478	644	999	668	458	835
EBITDA	($6,718)	($4,829)	$1,026	($2,701)	($4,612)	$2,217	$5,601	$2,722

(1) For Q4, 2019 and Q4, 2018 write downs on inventory at period end have been shown as a separate line item in the above reconciliation.  For prior periods, it has been included as components of direct costs and amortization and depletion.

(2) Prior periods presented have been adjusted to present revenue net of concentrate smelting and refining costs previously included in direct cost of sales.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 20

The following table presents selected production information for each of the most recent eight quarters:

Highlights	2020	2019				2018
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Processed tonnes	199,327	236 ,531	234,19 6	237,640	246,519	309,036	317,821	314,305
Guanaceví	94,207	92,323	78,517	75,591	76,557	75,528	81,268	71,275
Bolañitos	83,217	82,147	71,541	76,386	86,634	105,768	109,728	108,495
El Compas	21,903	22,855	21,885	21,242	3,790	-	-	-
El Cubo	-	39,206	62,253	64,421	79,538	127,740	126,825	134,535
Silver ounces	857,659	939,511	948,547	1,059,322	1,071,355	1,386,505	1,428,828	1,355,895
Guanaceví	745,114	673,559	533,923	536,966	458,144	484,197	518,318	464,929
Bolañitos	86,125	109,963	147,078	171,891	196,010	235,326	236,197	248,591
El Compas	26,420	33,518	43,634	24,007	3,218	-	-	-
El Cubo	-	122,471	223,912	326,458	413,983	666,982	674,313	642,375
Silver grade	155	140	144	157	154	157	160	156
Guanaceví	280	252	232	242	206	222	218	225
Bolañitos	40	51	77	78	86	82	84	91
El Compas	58	65	90	72	61	-	-	-
El Cubo	-	106	128	178	183	181	188	171
Silver recovery	86.1	88.3	87.6	88.5	87.7	88.8	87.5	86.2
Guanaceví	87.9	90.0	91.2	91.3	90 .4	89.8	91.0	90.2
Bolañitos	80.5	81.6	83.0	89.7	81.8	84.4	79.7	78.3
El Compas	64.7	70.2	68.9	48.8	43.3	-	-	-
El Cubo	-	91.7	87.4	88.6	88.5	89.7	88.0	86.8
Gold ounces	8,476	9,578	9,716	9,558	10,055	13,117	12,968	13,674
Guanaceví	2,427	2,025	1,557	1,367	1,138	1,240	1,114	1,423
Bolañitos	3,922	4,088	3,226	3,035	4,430	5,166	4,832	5,222
El Compas	2,127	2,298	2,699	2,238	342	-	-	-
El Cubo	-	1,167	2,234	2,918	4,145	6,711	7,022	7,029
Gold grade	1.57	1.53	1.49	1.51	1.45	1.55	1.50	1.60
Guanaceví	0.87	0.75	0.67	0.62	0.52	0.58	0.48	0.67
Bolañitos	1.71	1.81	1.62	1.49	1.82	1.77	1.67	1.82
El Compas	4.02	4.33	4.56	4.35	3.66	-	-	-
El Cubo	-	1.16	1.29	1.63	1.84	1.93	2.00	1.92
Gold recovery	84.4	82.2	86.7	83.0	87.4	85.4	84.8	84.5
Guanaceví	92.1	91.0	92.1	90.7	88.9	88.0	88.8	92.7
Bolañitos	85.7	85.5	86.6	82.9	87.4	85.8	82.0	82.3
El Compas	75.1	72.2	84.1	75.3	76.8	-	-	-
El Cubo	-	79.8	86.5	86.4	88.1	84.7	86.1	84.6
Cash costs per oz	$7.85	$13.63	$11.51	$13.67	$12.55	$9.22	$8.86	$7.61
Guanaceví	$9.01	$13.54	$12.83	$17.37	$21.06	$19.38	$18.14	$17.46
Bolañitos	($7.32)	$4.82	$8.13	$11.56	$2.43	$2.59	$6.22	$2.87
El Compas	$22.10	$10.90	($25.37)	($1.52)	($5.59)	-	-	-
El Cubo	-	$22.67	$17.67	$9.63	$7.72	$3.97	$2.47	$2.09
AISC per oz	$18.38	$23.20	$21.53	$20.90	$19.37	$14.20	$16.14	$17.28
Guanaceví	$14.61	$19.48	$20.99	$24.94	$27.56	$27.49	$28.75	$29.24
Bolañitos	$44.17	$38.38	$29.90	$22.64	$16.36	$5.12	$14.00	$12.84
El Compas	$45.98	$47.68	$3.46	$43.62	$18.55	-	-	-
El Cubo	-	$24.41	$20.77	$11.47	$11.43	$7.48	$6.96	$10.08
Costs per tonne	$101.63	$113.47	$106.76	$114.40	$105.84	$93.52	$86.33	$86.43
Guanaceví	$111.89	$131.56	$116.20	$148.84	$145.37	$144.57	$131.75	$139.24
Bolañitos	$68.65	$80.66	$81.03	$79.90	$70.87	$66.43	$64.00	$65.74
El Compas	$182.81	$160.01	$137.99	$138.03	$110 .03	-	-	-
El Cubo	-	$112.48	$113.44	$107.09	$105.69	$85.77	$76.55	$75.13

(1) Total Production Cost per ounce

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 21

Key Economic Trends

Precious Metal Price Trends

The prices of silver and gold are the largest single factor in determining profitability and cash flow from operations. The financial performance of the Company has been, and is expected to continue to be, closely linked to the prices of silver and gold.

During Q1 2020, the average price of silver was $16.90 per ounce, with silver trading between $12.01 and $18.78 per ounce based on the London Fix silver price. This compares to an average of $15.56 per ounce during Q1 2019, with a low of $15.08 and a high of $16.08 per ounce. During Q1 2020, the Company realized an average price of $15.33 per silver ounce compared with $15.50 for Q1 2019.

During Q1 2020, the average price of gold was $1,583 per ounce, with gold trading between $1,474 and $1,684 per ounce based on the London Fix PM gold price. This compares to an average of $1,303 per ounce during Q1 2019, with a low of $1,280 and a high of $1,344 per ounce. During Q1 2020, the Company realized an average price of $1,633 per ounce compared with $1,315 for Q1 2019.

During 2019, the average price of silver was $16.20 per ounce, with silver trading between $14.37 and $19.31 per ounce based on the London Fix silver price. This compares to an average of $15.71 per ounce for the year ended December 31, 2018, with a low of $13.97 and a high of $17.52 per ounce.

During 2019, the average price of gold was $1,393 per ounce, with gold trading between $1,270 and $1,546 per ounce based on the London Fix PM gold price. This compares to an average of $1,269 per ounce for the year ended December 31, 2018, with a low of $1,178 and a high of $1,355 per ounce.

Robust economic growth in early 2018 resulted in weaker investment in the precious metals sector.  Uncertainty surrounding tariff and trade discussions, the results of the US mid-term elections, signals of US economic slowdown and rising geopolitical risk renewed interest in precious metals in 2019. The impact of measures to combat the spread of COVID-19 on global economy resulted in significant volatility in the financial markets, including the gold and silver market in March 2020. Gold prices increased on an anticipated global economic recession and government financial stimulus announced to aid the economic recovery. Silver prices fell on expectations of a global recession with the expectation of reduced industrial demand. Silver prices improved as investment increased due to the monetary aspects of silver near quarter end.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 22

Currency Fluctuations

The Company's operations are located in Mexico and therefore a significant portion of operating costs and capital expenditures are denominated in Mexican pesos. The Company's corporate activities are based in Vancouver, Canada with the significant portion of these expenditures being denominated in Canadian dollars. Generally, as the U.S. dollar strengthens, these currencies weaken, and as the U.S. dollar weakens, these currencies strengthen.

During early Q1 2020, the Mexican peso was flat until a significant decrease in oil prices followed by the COVID-19 crisis in March when the Mexican Peso significantly depreciated against the U.S. dollar, as funds flowed to safe haven markets and assets.  During Q1 2020, the average foreign exchange rate was $19.99 Mexican pesos per U.S. dollar, with the peso trading within a range of $18.53 to $24.96. This compares to an average of $19.20 during the corresponding three-month period of 2019, with a range of $18.83 to $19.62 Mexican pesos per U.S. dollar over the same period in 2019.

During the year ended December 31, 2019, the Mexican peso remained relatively stable relative to the U.S. dollar, although volatility occurred throughout the year. During 2019, the average foreign exchange rate was $19.24 Mexican pesos per U.S. dollar, with the peso trading within a range of $18.73 to $20.14. This compares to an average of $19.22 during 2018, with a range of $18.00 to $20.77 Mexican pesos per U.S. dollar.

During Q1 2020, the Canadian dollar was flat until a significant decreased in oil prices and then the COVID-19 crisis in March when the Canadian dollar significantly depreciated against the U.S. dollar as funds invested in safe haven markets and assets.  During Q1 2020, the average foreign exchange rate was $1.342 Canadian dollars per U.S. dollar, with the Canadian dollar trading within a range of $1.297 to $1.453. This compares to an average of $1.329 during the corresponding three-month period of 2019, with a range of $1.310 to $1.364 Canadian dollars per U.S. dollar over the same period in 2019.

During the year ended December 31, 2019, the Canadian dollar traded in relatively tight trading range against the U.S. dollar. During 2019, the average foreign exchange rate was $1.327 Canadian dollar per U.S. dollar, with the Canadian dollar trading within a range of $1.302 and $1.364. This compares to an average of $1.296 for 2018, within a range of $1.230 and $1.330 Canadian dollar per U.S. dollar.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 23

Cost Trends

The Company's profitability is subject to industry wide cost pressures on development and operating costs with respect to labour, energy, consumables and capital expenditures. Underground mining is labour intensive and approximately 33% of the Company's production costs are directly tied to labour. In order to mitigate the impact of higher labour and consumable costs, the Company focuses on continuous improvement by promoting more efficient use of materials and supplies and by pursuing more advantageous pricing while increasing performance and without compromising operational integrity.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 24

ANNUAL OUTLOOK

As of March 31, 2020, the Mexican government declared a national health emergency due to the COVID-19 pandemic. Numerous health precautions have been decreed, including the suspension of non-essential businesses, with only essential services to remain open. Mining does not qualify as an essential service so for the protection of the Company's staff, employees, contractors and communities, the Company suspended its three mining operations in Mexico as of April 1, 2020 until May 30, 2020 as mandated by the Mexican government. The Company retained essential personnel at each mine site during the suspension period to maintain safety protocols, environmental monitoring, security measures and equipment maintenance. Essential personnel are following the Company's strict COVID-19 safety protocols and non-essential employees have been sent home to self-isolate and stay healthy, while continuing to receive their base pay. The suspension of activities may not be applicable after May 18, 2020, to municipalities that present low or no known cases or transmission of the COVID-19 virus. All three of the Company operating mines are located in municipalities that currently present low to no cases and the Company is planning to re-start operations on this premise.

As the COVID-19 health emergency is dynamic and, given that the ultimate duration of the suspension period is uncertain, the impact on the Company's 2020 production and costs is presently uncertain. Therefore, the Company announced on April 2, 2020 the withdrawal of its production and cost guidance until further notice.

For the first quarter of 2020, silver equivalent production was in line with guidance prior to its withdrawal by the Company and the Company was planning for output increases in the second quarter of 2020 prior to the suspension of operations. The Company will consider updating guidance once the mining operations have safely re-started and the balance the balance of the year can be forecast with more certainty.

The current gold price significantly exceeds the $1,450 per oz gold price used for the 2020 mine plans and the Mexican peso exchange rate has depreciated over 25% since January.  The Company estimates it will spend $2.3-$2.8 million on care and maintenance, general and administration and base salaries for the month of April.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents decreased from $23.4 million at December 31, 2019 to $15.0 million at March 31, 2020.  The Company had working capital of $27.2 million at March 31, 2020 (December 31, 2019 - $38.4 million).  The $11.2 million decrease in working capital is primarily due to the loss incurred in the quarter, reducing cash and receivables.

Operating activities used $2.3 million during Q1, 2020 compared to using $8.8 million of cash in Q1, 2019.  The significant non-cash adjustments to the net loss of $15.9 million were amortization and depletion of $6.3 million, share-based compensation of $0.8 million, a deferred income tax expense of $1.8 million, finance costs of $0.3 million, a write down of inventory to net realizable value of $1.0 million and a change in non-cash working capital of $2.6 million.  The change in non-cash working capital was primarily due to a decrease in accounts receivable offset by an increased in prepaid and decrease in payables with normal fluctuations in other working capital items.

The Company's Mexican subsidiaries pay IVA, Impuesto al Valor Agregado ("IVA"), on the purchase and sale of goods and services. The net amount paid is recoverable but is subject to review and assessment by the tax authorities. The Company regularly files the required IVA returns and all supporting documentation with the tax authorities, however, the Company has been advised that certain IVA amounts receivable from the tax authorities are being withheld pending completion of the authorities' audit of certain of the Company's third-party suppliers. Under Mexican law the Company has legal rights to those IVA refunds and the results of the third-party audits should have no impact on refunds. A smaller portion of IVA refund requests are from time to time improperly denied based on the alleged lack of compliance of certain formal requirements and information returns by the Company's third-party suppliers. The Company takes necessary legal action on the delayed refunds as well as any improperly denied refunds.

The Company is in regular contact with the tax authorities in respect of its IVA filings and believes that the full amount of its IVA receivables will ultimately be received; however, the timing of recovery of these amounts and the nature and extent of any adjustments to the Company's IVA receivables remains uncertain

Investing activities during the year used $5.5 million compared to $4.1 million in the same period in 2019. The investments in 2020 were primarily for sustaining capital at existing mines, while in 2019 capital expenditures pertained to sustaining capital at the existing operations and the construction of the El Compas operation.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 25

Net capital additions totaled $8.9 million in property, plant and equipment for the period ended March 31, 2020, including financed mobile equipment, as follows:

At Guanaceví, the Company invested $4.4 million, with $2.3 million spent on 2.0 kilometres of mine development and acquired $2.0 million of mobile equipment, of which $1.9 million was financed, to accelerate the development.  The Company also purchased $0.1 million on plant, office and IT equipment.

At Bolañitos, the Company invested $4.5 million, with $2.5 million spent on 1.8 kilometres of mine development and acquired $2.0 million of mobile equipment, of which $1.6 million was financed, to accelerate the development.

Exploration incurred $0.1 million in holding costs and acquisition of concessions, while the El Cubo operation sold equipment resulting in a $0.1 million loss in the period.

Financing activities for the period ended March 31, 2020 increased cash by $0.4 million, compared to increasing cash by $1.3 million during the same period in 2019.  During 2020, the Company received gross proceeds through an at-the-market financing of $1.5 million, paid $0.1 million in share issue costs and paid $1.0 million in interest and principal repayments on loans and leases.  By comparison, during the same period in 2019, the raised gross proceeds of $1.6 million, paid $0.1 million in share issue costs and paid $0.2 million in financing costs.

In April 2018, the Company filed a short form base shelf prospectus (the "Base Shelf") to qualify the distribution of up to CAD$150 million of common shares, warrants or units of the Company comprising any combination of common shares and warrants ("Securities").  The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may vary with market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are deemed to be at the market distributions.  The Base Shelf also provides the Company with the ability to conduct an "At-The-Market" offering through an "At-The-Market" facility ("ATM") equity distribution agreement.

On June 13, 2018, the Company entered into an ATM equity facility with BMO Capital Markets (the lead agent), CIBC Capital Markets, H.C. Wainwright & Co., HSBC and TD Securities (together, the "Agents").  Under the terms of this ATM facility, the Company may, from time to time, sell common stock having an aggregate offering value of up to $35.7 million on the New York Stock Exchange.  The Company determines, at its sole discretion, the timing and number of shares to be sold under the ATM facility.  During the three month period ended March 31, 2020, the Company issued 940,126 common shares under the ATM facility at an average price of $1.58 per share for gross proceeds of $1.5 million, less commissions of $33 thousand. Subsequent to the quarter end, the Company issued 1,223,993 common shares under the ATM facility at an average price of $1.54 per share for gross proceeds of $1.9 million, less commissions of $42 thousand. $0.4 million of aggregate ATM offering value remains as of May 7, 2020.

The principal business objective that the Company expected to accomplish using the net proceeds from the ATM facility was to advance the exploration and development of the Terronera Project. Any further net proceeds from the ATM facility were added to the Company's working capital.

Use of proceeds	31-Mar-20
Net proceeds received	$32,529
Advancement of Terronera Project	(8,030)
Remaining proceeds	$24,499

The Company had negative cash flow of $2.3 million from its operations in Q1, 2020 and has subsequently temporarily suspended its operations under Mexican national health emergency.  Proceeds from the ATM have been used to cover negative cash flow. As of March 31, 2020, the Company held $15.0 million in cash and $27.2 million in working capital, however the government imposed temporary suspension will have a material effect on the Company's financial position. Management believes there is sufficient working capital to meets its current obligations, however the ultimate duration of the suspension or other future suspensions will impact liquidity.

Subsequent to March 31, 2020 the Company entered into an agreement to defer principal repayments for a 3-month period on $8.5 million of the equipment loans.

As at March 31, 2020, the Company's issued share capital was $483.6 million, representing 142,614,304 common shares, and the Company had options outstanding to purchase 9,171,800 common shares with a weighted average exercise price of CAD$3.33.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 26

In April 2020, the Company filed a short form base shelf prospectus (the "Base Shelf") to qualify the distribution of up to CAD$150 million of common shares, warrants or units of the Company comprising any combination of common shares and warrants ("Securities").  The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may vary with market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are deemed to be at the market distributions.  The Base Shelf also provides the Company with the ability to conduct an "At-The-Market" offering through an "At-The-Market" facility ("ATM") equity distribution agreement.

Contingencies

Minera Santa Cruz y Garibaldi SA de CV ("MSCG"), a subsidiary of the Company, received a MXN 238 million assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in MSCG's 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies, and deemed an unrecorded distribution of dividends to shareholders, among other individually immaterial items. MSCG immediately initiated a Nullity action and filed an administrative attachment to dispute the assessment.

In June 2015, the Superior Court ruled in favour of MSCG on a number of the matters under appeal; however, the Superior Court ruled against MSCG for failure to provide appropriate support for certain deductions taken in MSCG's 2006 tax return. In June 2016, the Company received a MXN 122.9 million ($5.2 million) tax assessment based on the June 2015 ruling.  The 2016 tax assessment comprised of MXN 41.8 million in taxes owed ($1.8 million), MXN 17.7 million ($0.7 million) in inflationary charges, MXN 40.4 million ($1.7 million) in interest and MXN 23.0 million ($1.0 million) in penalties.  The 2016 tax assessment was issued for failure to provide the appropriate support for certain expense deductions taken in MSCG's 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies. If MSCG agrees to pay the tax assessment, or a lesser settled amount, it is eligible to apply for forgiveness of 100% of the penalties and 50% of the interest.

The Company filed an appeal against the June 2016 tax assessment on the basis that certain items rejected by the courts were included in the new tax assessment and a number of deficiencies exist within the assessment. Since issuance of the assessment interest charges of MXN 7.6 million ($0.3 million) and inflationary charges of MXN 11.5 million ($0.5 million) has accumulated.

Included in the Company's consolidated financial statements, are net assets of $595,000, including $42,000 in cash, held by MSCG. Following the Tax Court's rulings, MSCG has been in discussions with the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. The Company recognized an allowance for transferring the shares and assets of MSCG amounting to $595,000 in prior year.  The Company is currently assessing MSCG's settlement options based on ongoing court proceedings and discussion with the tax authorities.

Compania Minera Del Cubo SA de CV ("Cubo"), a subsidiary of the Company, received an MXN 58.5 million (US $2.5 million) assessment in 2019 by Mexican fiscal authorities for failure to provide the appropriate support for depreciation deductions taken in the Cubo 2016 tax return and denied deductions of certain suppliers.  The tax assessment consists of MXN 24.1 million ($1.0 million) for taxes, MXN 21.0 million ($0.9 million) for penalties, 10.4 million ($0.4 million) for interest and MXN 3.0 million ($0.1 million) for inflation.    As of December 31, 2019, the Cubo entity had MXN 1.6 billion (US $67.2 million) in loss carry forwards which would be applied against any generated income. The Mexican tax authorities did not consider these losses in the assessment.

Due to the denial of certain suppliers for income tax purposes, the invoices are deemed ineligible for refunds of IVA paid on the invoices. The assessment includes MXN 14.7 million ($0.6 million) for re-payment of IVA (value added taxes) refunded on these supplier payments.  In the Company's judgement the suppliers and invoices meet the necessary requirements to be deductible for income tax purposes and the recovery of IVA.

The Company has filed an administrative appeal related to the 2016 Cubo Tax assessment. Cubo has provided a lien on certain El Cubo mining concessions during the appeal process. Since issuance of the assessment interest charges of MXN 4.9 million ($0.2 million) and inflationary charges of MXN 0.9 million ($0.1 million) has accumulated.

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Capital Requirements

As of March 31, 2020, the Company held $15.0 million in cash and $27.2 million in working capital, however the temporary suspension imposed by the Mexican government will have a material effect on the Company's financial position. Management believes there is sufficient working capital to meets its current obligations, however the ultimate duration of the suspension or other future suspensions will impact liquidity.  The Company has raised $1.8 million subsequent to March 31, 2020 under its ATM facility and on April 28, 2020 filed a base shelf prospectus.  The Company may be required to raise additional funds through future debt or equity financings in order to carry out its business plans.  The Company will continue to monitor discretionary spending and capital needs during the temporary suspension of mining operations and the COVID-19 health crisis.

Contractual Obligations

The Company had the following undiscounted contractual obligations at March 31, 2020:

Payments due by period (in thousands of dollars)
Contractual Obligations	Total	Less than 1	1 - 3 years	3 - 5 years	More than
		year			5 years
Capital asset purchases	$1,198	$1,198	$-	$-	$-
Loans payable	13,110	4,693	6,695	1,722	-
Lease liabilities	1,515	262	392	315	546
Other contracts	842	119	197	197	329
Other Long-Term Liabilities	9,112	-	6,400	2,403	309
Total	$25,777	$6,272	$13,684	$4,637	$1,184

Transactions with Related Parties

The Company shares common administrative services and office space with Aztec Metals Corp., which is considered a related party company by virtue of Bradford Cooke being a common director.  From time to time, Endeavour incurs third-party costs on behalf of related parties, which are charged on a full cost recovery basis. The charges for these costs totaled $1,000 for the three months ended March 31, 2020 (March 31, 2019 - $2,000).  The Company had a $1,000 net receivable related to administration costs outstanding as at March 31, 2020 (December 31, 2019 - $1,000).

The Company was charged $38,000 for legal services for the three months ended March 31, 2020 respectively, by a firm in which the Company's corporate secretary is a partner (March 31, 2019 - $19,000).  The Company has $18,000 payable to the legal firm as at March 31, 2020 (December 31, 2019 - $33,000).

Financial Instruments and fair value measurements

As at March 31, 2020, the carrying and fair values of Endeavour's financial instruments by category were as follows:

Expressed in thousands US dollars	Fair value through profit or loss	Amortized cost	Carrying value	Estimated Fair value
Financial assets:
Cash and cash equivalents	$-	$14,990	$14,990	$14,990
Other investments	76	-	76	76
Trade receivables	4,769	276	5,045	5,045
Other receivables	-	345	345	345
Total financial assets	$4,845	$15,611	$20,456	$20,456

Financial liabilities:
Accounts payable and accrued liabilities	$1,668	$16,724	$18,392	$18,392
Loans payable	-	11,544	11,544	11,544
Total financial liabilities	$1,668	$28,268	$29,936	$29,936

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Fair value measurements

Fair value hierarchy:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.  Level 3 inputs are unobservable (supported by no or little market activity).  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Assets and liabilities measured at fair value on a recurring basis include:

As at March 31, 20 20
Expressed in thousands US dollars	Total	Level 1	Level 2	Level 3
Assets:
Other investments	$76	$76	$-	$-
Trade receivables	4,769	-	4,769	-
Total financial assets	$4,845	$76	$4,769	$-

Liabilities:
Deferred share units	$1,664	$1,664	$-	$-
Share appreciation rights	4	-	4	-
Total financial liabilities	$1,668	$1,664	$4	$-

Other investments

The Company holds marketable securities classified as Level 1 in the fair value hierarchy.  The fair values of these other investments are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the stock exchange that is the principal active market for the particular security, being the market with the greatest volume and level of activity for the assets.  Changes in fair value on available for sale marketable securities are recognized in income or loss.

Trade receivables

The trade receivables consist of receivables from provisional silver and gold sales from the Bolañitos, El Cubo and El Compas mines.  The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted closing price on the measurement date from the exchange that is the principal active market for the particular metal.  As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.

Deferred share units

The Company has a Deferred Share Unit ("DSU") plan whereby deferred share units may be granted to independent directors of the Company in lieu of compensation in cash or stock options. The DSUs vest immediately and are redeemable for cash based on the market value of the units at the time of a director's retirement. The DSUs are classified as Level 1 in the fair value hierarchy.  The liability is determined based on a market approach reflecting the closing price of the Company's common shares at the reporting date. Changes in fair value are recognized in general and administrative salaries, wages and benefits.

Share appreciation rights

As part of the Company's bonus program, the Company grants share appreciation rights ("SARs") to its employees in Mexico and Chile.  The SARs are subject to vesting conditions and, when exercised, constitute a cash bonus based on the value of the appreciation of the Company's common shares between the SARS grant date and the exercise date.

The SARs are classified as Level 2 in the fair value hierarchy.  The liability is valued using a Black-Scholes option pricing model. Changes in fair value are recognized in salaries, wages and benefits.

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Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks.  The Board approves and monitors the risk management process.  The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

The Company is exposed to credit risk on its bank accounts, investments and accounts receivable.  Credit risk exposure on bank accounts and short-term investments is limited through maintaining the Company's balances with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. Value added tax receivables are generated on the purchase of supplies and services to produce silver, which are refundable from the Mexican government.  Trade receivables are generated on the sale of concentrate inventory to reputable metal traders.

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short-term business requirements.  The Company's policy is to invest cash at floating rates of interest, while cash reserves are to be maintained in cash equivalents in order to maintain liquidity after taking into account the Company's holdings of cash equivalents, money market investments, marketable securities and receivables. The Company believes that these sources, operating cash flow and its policies will be sufficient to cover expected short-term cash requirements and commitments.

The Company's Mexican subsidiaries pay value added tax, IVA, on the purchase and sale of goods and services. The net amount paid is recoverable but is subject to review and assessment by the tax authorities. The Company regularly files the required IVA returns and all supporting documentation with the tax authorities, however, the Company has been advised that certain IVA amounts receivable from the tax authorities are being withheld pending completion of the authorities' audit of certain of the Company's third-party suppliers. Under Mexican law the Company has legal rights to those IVA refunds and the results of the third-party audits should have no impact on refunds. A smaller portion of IVA refund requests are from time to time improperly denied based on the alleged lack of compliance of certain formal requirements and information returns by the Company's third-party suppliers. The Company takes necessary legal action on the delayed refunds as well as any improperly denied refunds.

The Company is in regular contact with the tax authorities in respect of its IVA filings and believes that the full amount of its IVA receivables will ultimately be received; however, the timing of recovery of these amounts and the nature and extent of any adjustments to the Company's IVA receivables remains uncertain.

Market Risk

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk, and commodity price risk.

Foreign Currency Risk - The Company's operations in Mexico and Canada make it subject to foreign currency fluctuations.  Certain of the Company's operating expenses are incurred in Mexican pesos and Canadian dollars; therefore, the fluctuation of the U.S. dollar in relation to these currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company's assets and the amount of shareholders' equity.  The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Interest Rate Risk - In respect of financial assets, the Company's policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity.  Fluctuations in interest rates impact the value of cash equivalents.

Commodity Price Risk - Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors.  The Company has not engaged in any hedging activities, other than short-term metal derivative transactions less than 90 days, to reduce its exposure to commodity price risk.  At March 31, 2020, there are 176,805 oz of silver and 4,232oz of gold, which do not have a final settlement price and the estimated revenues have been recognized at current market prices.  As at March 31, 2020, with other variables unchanged, a 10% decrease in the market value of silver and gold would result in a reduction of revenue of $0.9 million.

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Outstanding Share Data

As of May 7, 2020, the Company had the following securities issued and outstanding:

  143,838,297 common shares
  9,211,800 common shares issuable under stock options with a weighted average exercise price of CAD$3.33 per share expiring between May 13, 2020 and March 2, 2025

The Company considers the items included in the consolidated statement of shareholders' equity as capital. The Company's objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, prospectus offerings, convertible debentures, asset acquisitions or return capital to shareholders.  The Company is not subject to externally imposed capital requirements.

CHANGES IN ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

The accounting policies applied in the Company's condensed consolidated interim financial statements for the three months ended March 31, 2020 are the same as those applied in the Company's annual audited consolidated financial statements as at and for the year ended December 31, 2019 except that the Company has changed its presentation of concentrate treatment and refining costs of sales to presenting as a reduction in revenue.  The prior period amounts have also been reclassified.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management judgment relate to the determination of mineralized reserves, plant and equipment lives, estimating the fair values of financial instruments and derivatives, impairment of non-current assets, reclamation and rehabilitation provisions, recognition of deferred tax assets, and assumptions used in determining the fair value of share-based compensation.

See "Critical Accounting Estimates" in the Company's annual MD&A for the year ended December 31, 2019 for a detailed discussion of the areas in which critical accounting estimates are made.

CONTROLS AND PROCEDURES

Changes in Internal Control over Financial Reporting

Management, including the CEO and CFO, have evaluated the Company's internal controls over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

During the three months ended March 31, 2020 there have been no significant changes in internal control over financial reporting that that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

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